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                          July 7, 2023

       Mark Guerin
       Chief Operating Officer & Chief Financial Officer
       Onconova Therapeutics, Inc.
       12 Penns Trail
       Newtown, PA 18940

                                                        Re: Onconova
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273081

       Dear Mark Guerin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Maddy Anand